              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of October 2002

                        NATIONAL CONSTRUCTION GROUP INC.
                        --------------------------------
                              (Name of Registrant)

                     3000 Matte Blvd., Brossard, QC J4Y 2H5
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                              Form  20-F  xxx    Form  40-F
                                                          ---              ---

Indicate  by  check  mark  whether  the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.                                          Yes               No  xxx
                                                   ---               ---

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the registration statements (333-11204 and 333-12664) and to be a part of such prospectuses from the date of the filing hereof.

October  2002  Information
--------------------------

     1. Press Release dated October 31, 2002- "National Construction Inc. announces Year-End February 28, 2002 Results and Second Quarter Ended August 31, 2002 Results". The above mentioned/attached reports have not been audited nor reviewed, but compiled by management.

     2. Press Release dated October 4, 2002- "National Construction Inc. Enters into Loan Agreement".

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

           National Construction Group Inc.  --  SEC File No.  0-27144
           -----------------------------------------------------------
                                  (Registrant)

Date:  November  4,  2002          By:
                                      -----------------------------------------
                                       Ian G. Wetherly, Chief Financial Officer

FOR  IMMEDIATE  RELEASE

 NATIONAL CONSTRUCTION INC. ANNOUNCES YEAR-END
           FEBRUARY 28, 2002 RESULTS AND
  SECOND QUARTER ENDED AUGUST 31, 2002 RESULTS

Brossard,  Quebec,  October  31,  2002-National  Construction  Inc. (TSX Venture
Exchange: NAT, OTCBB: NATS ("National") today announced results for the year-ended February 28, 2002 and for the second quarter ended August 31, 2002.

SECOND  QUARTER  ENDED  AUGUST  31,  2002

Revenues were $20.7 million in the second quarter of fiscal 2002 compared to $7.2 million for the second quarter last year, an increase of 185%. Selling, general and administrative expenses totaled $1.4 million in the second quarter of fiscal 2002 compared to $1.2 in the same period last year. The net loss for the quarter was $197,852 or $0.03 a share compared to $92,772 or $0.02 a share last year.

"Our second quarter revenues were strong as a result of two major projects in the construction service division," said Jean Cormier the President of the company. "However, on one project we have approximately $3.0 million in disputed items which occurred over the last six months and this has affected our liquidity and working capital," Cormier advised. "We are confident we will be successful in resolving the items in dispute," continued Cormier. "In addition, during the second quarter our secured lender did not renew our $3.5 million credit facility. Borrowing under the credit facility was repaid from working capital preventing us from making timely remittances of payroll deductions, commodity taxes and dues to the Quebec Construction Commission totaling approximately $4.0 million. We have since entered into an agreement with the appropriate government authorities allowing for the repayment of the amounts owed over a four-month period beginning October. We also have an agreement to repay the amounts owed to the Quebec Construction Commission over the period of October 21, 2002 to November 30, 2002. The $4.0 million has already been reduced by $1.3 million by payments made by National," said Cormier. "In late September we obtained an new credit facility in the amount of $1.5 million from Standard Mercantile Bancorp., Limited Partnership and on October 25, 2002 the credit facility was increased to $2.0 million," advised Cormier.

For the six months ended August 31, 2002 revenues were $33.3 million up $19.7 million for the same period last year. Gross profit for the six months ended August 31, 2002 was $2.2 million compared to $1.8 million for the same period last year. The net loss for six months ended August 31, 2002 was $374,000 or $0.03 per share compared to a loss of $656,000 or $0.16 a share for the same period last year.


Financial Highlights (000's except per share data)
Canadian Dollars (unaudited)                     6 months ended              3 months ended
                                         August 31         August 31      August 31   August 31
                                           2002              2001           2002       2001
Revenues                             $        33,347   $        13,633   $   20,706   $7,241
Gross profit                                   2,225             1,766        1,193    1,026
Expenses                                       2,702             2,824        1,447    1,237
Loss before income taxes recovered              (476)           (1,057)        (254)    (211)
Net Loss                                        (374)             (656)        (198)     (92)
Loss per share                                 (0.03)            (0.16)      (.0.02)   (0.02)
Total assets                                  18,837             9,308       18,837    9,308
Shareholders' equity                           2,898              (361)       2,898     (361)

The complete financial statements for the second quarter ended August 31, 2002 are available at SEDAR at www.sedar.com
                               -------------
YEAR-ENDED  FEBRUARY  28,  2002.

Revenues were $29.4 million for the year ended February 28, 2002 compared to $60.3 for the year ended February 28, 2001. Gross profit for the year totaled $2.8 million compared to $4.7 million for the year-ended February 28, 2001. Selling, general and administrative expenses totaled $5.8 million compared to $6.0 million 2001. The net loss for the year-ended February was $2.9 million compared to $1.7 million last year.

"2002 was a difficult year for us as one major project was delayed until March 2002 and another large project was cancelled just prior to us mobilizing at the site," said Jean Cormier President the President of the company.

Financial  Highlights  (000's  except  per  share  data)
Canadian Dollars (audited)                                   Year ended
                                              February 28, 2002    February 28, 2001
Revenues                                                 $29,422   $60,345
Gross profit                                               2,780     4,663
Expenses                                                   5,840     5,979
Loss before income taxes recovered and goodwill charges   (3,060)   (1,316)
Net Loss                                                  (2,851)   (1,669)
Loss per share                                           $ (0.68)  $ (0.40)
Total assets                                               9,308    12,168
Shareholders' equity                                        (361)    2,490

The  complete  financial  statements  for  the  year-ended February 28, 2002 are available  at  SEDAR  at  www.sedar.com
                          -------------

ABOUT  NATIONAL  CONSTRUCTION  INC.

National Construction Inc. ("National") is a multi-trade industrial construction and maintenance contracting services company primarily servicing Eastern Canada. Established in 1941, National provides piping, mechanical installation, electrical and instrumentation services to industrial clients, mainly in the petrochemical and chemical, oil and natural gas, energy, pulp and paper, and mining and metallurgy sectors. National also provide maintenance services for operating facilities in the petrochemical industry.

National currently has three subsidiaries, National Construction Group Inc., Auprocon Limited and Entretien Industriel N-S Inc. all of which are wholly-owned.

THE TSX VENTURE EXCHANGE AND THE NASD OTC BULLETIN BOARD HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE.

THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS RELATING TO NATIONAL. AMONG THE IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS ARE THE COMPANY'S INABILITY TO MEET THE CONDITIONS REQUIRED BY AND THE CONTINUED LISTING REQUIREMENTS OF THE OTC BULLETIN BOARD, DELAYS IN PRODUCT DEVELOPMENT, UNDETECTED SOFTWARE ERRORS AND BUGS, COMPETITIVE PRESSURES, TECHNICAL DIFFICULTIES, MARKET ACCEPTANCE, CHANGES IN CUSTOMER REQUIREMENTS, AND GENERAL ECONOMIC CONDITIONS, AND OTHER RISKS AND UNCERTAINTIES AS DESCRIBED FROM TIME TO TIME IN THE COMPANY'S REPORTS AND REGISTRATION STATEMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE ONTARIO SECURITIES COMMISSION.

For  further  information  contact:

Ian  G.  Wetherly,  Chief  Financial  Officer,  450-444-2405  ext.  241

                                                                 October 4, 2002
NATIONAL  CONSTRUCTION  INC.  ENTERS  INTO  LOAN  AGREEMENT

NATIONAL CONSTRUCTION INC. (the "Corporation" or "National") (TSX Venture: NAT) (OTCBB: NATS) announces it has entered into a Loan Agreement with Standard Mercantile Bancorp., Limited Partnership ("Standard") whereby Standard has agreed to lend the Corporation up to CDN$1,500,000 (the "Loan Facility"). The Loan Facility is for a term of one (1) month to commence on or about October 2, 2002 and maturing on or about November 2, 2002 (the "Term"). The Term can be extended for an additional month(s) upon the agreement of the Corporation and Standard.

The initial draw down amount was CDN$300,000.00. The Loan Facility is secured by a general security agreement, a guarantee of National Construction Group Inc., and guarantees from certain shareholders of the Corporation.

The Loan Facility will be used for general working capital purposes as the Corporation's prior Loan Facility with the National Bank of Canada expired and was not renewed.

ABOUT  NATIONAL  CONSTRUCTION  INC.

National is a multi-trade industrial construction and maintenance contracting services company primarily servicing Eastern Canada and the Province of Alberta. Established in 1941, National provides piping, mechanical installation, electrical and instrumentation services to industrial clients, mainly in the petrochemical and chemical, oil and natural gas, energy, pulp and paper, and mining and metallurgy sectors. National and the National subsidiaries also provide maintenance services for operating facilities in the petrochemical industry.

National currently has three subsidiaries, National Construction Group Inc., Auprocon Limited and Entretien Industriel N-S Inc., all of which are wholly-owned by National.

National offers its services in three separate divisions, consisting of conventional construction services, turnkey & special projects, and plant maintenance.


 NEITHER THE TSX VENTURE EXCHANGE OR THE NASDQ OTC BULLETIN BOARD HAVE REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Consolidated  Financial  Statements

NATIONAL  CONSTRUCTION  GROUP  INC.

February  28,  2002

                                AUDITORS' REPORT




To  the  Shareholders  of
NATIONAL  CONSTRUCTION  GROUP  INC.

We have audited the consolidated balance sheets of NATIONAL CONSTRUCTION GROUP INC. as at February 28, 2002 and 2001, and the consolidated statements of income
(loss) and deficit and cash flows for each of the years in the three-year period ended February 28, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2002, in accordance with Canadian generally accepted accounting principles.



Montreal,  Canada
May  15,  2002                                           Chartered  Accountants
[Except as to notes 2 and 21[ii], [iii] and [iv] which are as of October 15, 2002]


                    COMMENTS BY AUDITORS FOR U.S. READERS ON
                        CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Our report to the Shareholders dated May 15, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.



Montreal,  Canada
May  15,  2002                                            Chartered  Accountants
[Except as to notes 2 and 21[ii], [iii] and [iv] which are as of October 15, 2002]

NATIONAL  CONSTRUCTION  GROUP  INC.
Incorporated  under  Part  IA  of  the  Quebec  Companies  Act

                      CONSOLIDATED BALANCE SHEETS [note 2]

As  at
[All  amounts  in  Canadian  dollars]
                                                                            FEBRUARY 28,   FEBRUARY 28,
                                                                                2002          2001
                                                                                 $             $
-------------------------------------------------------------------------------------------------------
ASSETS [notes 7, 9,12 and 13]
CURRENT ASSETS
Cash                                                                           472,364             -
Trade and other receivables [note 4]                                         3,971,811     5,715,314
Contracts in progress and claims [note 5]                                    2,853,475     4,062,183
Inventories                                                                    279,534       992,917
Prepaid expenses                                                               118,113       148,838
Advance to shareholder [note 14]                                                     -       101,708
-------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                         7,695,297    11,020,960
-------------------------------------------------------------------------------------------------------
Capital assets [note 6]                                                      1,287,462     1,126,859
Other assets [note 20]                                                         325,445        20,000
-------------------------------------------------------------------------------------------------------
                                                                             9,308,204    12,167,819
=======================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES [note 12]
Bank overdraft                                                                 995,221        27,741
Bank loan [note 7]                                                           2,280,500     3,591,700
Accounts payable and accrued liabilities [note 8]                            4,392,290     3,642,539
Billings in excess of cost and estimated earnings on contracts in progress     241,500       431,954
Future income tax liability [note 11]                                                -       144,542
Current portion of long-term debt [note 9]                                      62,851        81,317
-------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                    7,972,362     7,919,793
-------------------------------------------------------------------------------------------------------
Note due to a shareholder [note 13]                                          1,580,131     1,580,131
Long-term debt [note 9]                                                        116,499       177,865
-------------------------------------------------------------------------------------------------------
                                                                             9,668,992     9,677,789
-------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital [note 10]                                                      5,026,808     5,026,808
Deficit                                                                     (5,387,596)   (2,536,778)
-------------------------------------------------------------------------------------------------------
                                                                              (360,788)    2,490,030
-------------------------------------------------------------------------------------------------------
                                                                             9,308,204     12,167,819
=======================================================================================================

[Commitments see note 16]
[Contingencies see note 17]

See accompanying notes

On  behalf  of  the  Board:


                                                       Director         Director

NATIONAL  CONSTRUCTION  GROUP  INC.


                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                              AND DEFICIT [note 2]

Years  ended
[All  amounts  in  Canadian  dollars]


                                        FEBRUARY 28,    FEBRUARY 28,  FEBRUARY 29,
                                            2002          2001         2000
                                             $             $             $
----------------------------------------------------------------------------------
REVENUES [note 12]                       29,421,823    60,345,134    85,471,380
Cost of sales                            26,642,114    55,681,893    80,093,030
----------------------------------------------------------------------------------
GROSS PROFIT                              2,779,709     4,663,241     5,378,350
----------------------------------------------------------------------------------

EXPENSES [note 12]
Selling and administrative                5,213,868     4,979,730     4,313,251
Interest on note due to a shareholder       164,474       211,408       211,181
Other interest and bank charges             216,914       439,269       158,896
Amortization of capital assets              321,489       348,704       321,233
Foreign exchange loss (gain)                (76,676)            -             -
----------------------------------------------------------------------------------
                                          5,840,069     5,979,111     5,004,561
----------------------------------------------------------------------------------
Income (loss) before income taxes and
goodwill charges                         (3,060,360)   (1,315,870)      373,789
----------------------------------------------------------------------------------
Income taxes (recovered) [note 11]
  Current                                   (65,000)     (234,395)      282,384
  Future                                   (144,542)     (168,135)     (368,168)
----------------------------------------------------------------------------------
                                           (209,542)     (402,530)      (85,784)
----------------------------------------------------------------------------------
INCOME (LOSS) BEFORE GOODWILL CHARGES    (2,850,818)     (913,340)      459,573
Goodwill charges [note 2]                         -       755,362        96,700
----------------------------------------------------------------------------------
NET INCOME (LOSS) FOR THE YEAR           (2,850,818)   (1,668,702)      362,873

Deficit, beginning of year               (2,536,778)     (868,076)   (1,230,949)
----------------------------------------------------------------------------------
DEFICIT, END OF YEAR                     (5,387,596)   (2,536,778)     (868,076)
==================================================================================
See accompanying notes

NATIONAL  CONSTRUCTION  GROUP  INC.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    [note 2]


Years  ended
[All  amounts  in  Canadian  dollars]

                                                      FEBRUARY 28,         FEBRUARY 28,       FEBRUARY 29,
                                                          2002                 2001                 2000
                                                            $                    $                    $
-----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES [note 12]
Net income (loss) for the year                        (2,850,818)          (1,668,702)             362,873
Items not affecting cash:
Future income taxes                                     (144,542)            (168,135)            (368,168)
Amortization of capital assets                           321,489              348,704              321,233
Goodwill charges                                               -              755,362               96,700
Advance to shareholder                                   101,708                    -                    -
Foreign exchange loss                                      3,695                    -                    -
Loss (gain) on disposal of capital assets                  5,508                    -               (1,683)
-----------------------------------------------------------------------------------------------------------
                                                      (2,562,960)            (732,771)             410,955
Net change in non-cash working capital balances
  [note 18]                                            4,251,921            4,107,846           (4,734,777)
-----------------------------------------------------------------------------------------------------------
CASH FLOWS RELATING TO OPERATING ACTIVITIES            1,688,961            3,375,075           (4,323,822)
-----------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES [note 12]
Proceeds on disposal of capital assets                     9,112                    -                7,644
Additions to capital assets                             (496,712)            (376,904)            (765,270)
Other assets                                            (305,445)              15,283                 (283)
Purchase price adjustment for company acquired                 -                    -               18,238
-----------------------------------------------------------------------------------------------------------
CASH FLOWS RELATING TO INVESTING ACTIVITIES             (793,045)            (361,621)            (739,671)
-----------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES [note 12]
Bank loan                                             (1,311,200)          (1,108,300)           3,910,000
Increase in long-term debt                                     -                    -              300,000
Repayment of long-term debt                              (60,000)            (648,149)            (703,826)
Repayment of obligations under capital lease             (19,832)              (9,064)             (18,591)
-----------------------------------------------------------------------------------------------------------
CASH FLOWS RELATING TO FINANCING ACTIVITIES           (1,391,032)          (1,765,513)           3,487,583
-----------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                 (495,116)           1,247,941           (1,575,910)
Cash and cash equivalents, beginning of year             (27,741)          (1,275,682)             300,228
-----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                  (522,857)             (27,741)          (1,275,682)
===========================================================================================================

SUPPLEMENTAL INFORMATION
Income taxes paid                                              -               43,915               46,818
Interest paid                                            211,408              651,564              344,272

See  accompanying  notes

NATIONAL  CONSTRUCTION  GROUP  INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002
[All amounts in Canadian dollars, unless otherwise indicated]


1.     NATURE  OF  OPERATIONS
National Construction Group Inc. [the "Company"] was incorporated on May 13, 1992 under the Qu bec Companies Act and provides industrial construction, maintenance and project management services.

2.    SIGNIFICANT  ACCOUNTING  POLICIES

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles which requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. The reported amounts and note disclosures are determined using management's best estimates based on the assumptions that reflect the most probable set of economic conditions and planned course of action. Actual results, however, could differ from these estimates and those differences could be material. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the accounting policies summarized below.

GOING  CONCERN  ASSUMPTION

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

On November 9, 2001, the Company extended the maturity of its operating credit facility to June 30, 2002. The maximum amount of the extended credit facility was reduced from $7.0 million to $3.5 million. Borrowings under the extended credit facility were subject to the maintenance of specified financial ratios.
As at February 28, 2002, the Company had defaulted under its working capital, adjusted equity and borrowing base requirements. In the context of the Company's offer to proceed with the reverse take-over of Brandera Inc. [see note 21 [i]], the Company obtained, on March 4, 2002, appropriate waivers from its secured lender covering existing defaults as well as a forebearance agreement with respect to additional events of default up to the earlier of the date of a capital injection of at least $3.0 million or April 30, 2002 and conditional upon obtaining third party confirmation of that the Company's consolidated equity base was at least $4.9 million following the capital injection.

NATIONAL  CONSTRUCTION  GROUP  INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002
[All amounts in Canadian dollars, unless otherwise indicated]


2.     SIGNIFICANT  ACCOUNTING  POLICIES  [CONT'D]

GOING  CONCERN  ASSUMPTION  [CONT'D]

The reverse take-over transaction closed on April 19, 2002 and a capital injection of approximately $3.6 million was made. The proceeds were used primarily to fund the Company's work-in-progress and receivables for a significant contract. The above-mentioned third party confirmation of the Company's consolidated equity base, however, was not provided to the secured lender. Subsequent to April 19, 2002, the Company did not meet its continuing borrowing base requirements. No appropriate waivers were obtained and the secured lender did not renew the credit facility on June 30, 2002. Borrowings under the credit facility have since been repaid from working capital, preventing the Company from making timely remittances of payroll deductions, commodity taxes and dues to the Qu bec Construction Commission, ["Q.C.C."], representing unionized workers, totalling approximately $4.0 million including interest and penalties.

The Company has since entered into an arrangement with the appropriate government authorities allowing for the repayment of $2.8 million of such arreared amount by making scheduled payments over a four-month period beginning October 2002. The government authorities have agreed to these repayment terms provided that the Company otherwise remains current in their remittances.

The amount due to the Q.C.C. was paid on October 11, 2002, however, a payment of $950,000 due on October 15, 2002 was not made. The Q.C.C. has agreed to the Company repaying the outstanding amount over a period from October 22, 2002 to November 30, 2002.

On September 27, 2002, the Company signed a credit facility in the amount of $2 million with Standard Mercantile Bancorp, Limited Partnership ["Bancorp"]. The new credit facility is committed until September 26, 2003 and is collateralized by a charge on all of the Company' assets. The agreement contains no financial ratio covenants or other financial requirements other than a requirement to remain solvent. The credit facility bears interest at the prime rate plus 8%.

Additionally, the Company expects to be able to reduce its investment in working capital by approximately $2.0 million in the near-term based on recent discussions with a significant customer.

NATIONAL  CONSTRUCTION  GROUP  INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002
[All amounts in Canadian dollars, unless otherwise indicated]

2.     SIGNIFICANT  ACCOUNTING  POLICIES  [CONT'D]

GOING  CONCERN  ASSUMPTION  [CONT'D]

The  Company's  ability  to  continue  as  a  going  concern  will  depend  on:

     1. its ability to reduce its investment in working capital by approximately $2.0 million in the near-term and to successfully resolve approximately $3.0 million of items is dispute on a significant contract;
     2. its ability to secure additional alternative financing on acceptable terms as and when needed to sustain operations and meet its obligations as they come due;
     3. its ability to comply with the terms of the repayment agreements reached with government authorities and Q.C.C. with respect to late remittances of deductions at source, commodity taxes and dues;
     4. its ability to obtain new business, including appropriate bonding, and return to profitability in the coming year.

The outcome of these matters cannot be predicted at this time. The consolidated financial statements do not reflect adjustments to the carrying value and classification of assets and liabilities or to reported amounts of revenues and expenses that might be necessary should the Company be unable to continue as a going concern. Should the Company be unable to continue as a going concern, such adjustments could be significant.

Management believes that with the above plans, sufficient funds will be generated to maintain the support of the Corporation's lenders and to enable the Corporation to continue in operation as a going concern. There can, however, be no assurance that the plans described above will result in sufficient funds being generated.

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Entretien Industriel N-S Inc. and Auprocon Limited/Limit e, as well as its interest in the assets, liabilities and results of operations of joint ventures under the proportionate consolidation method.

CASH  AND  CASH  EQUIVALENTS

Cash and cash equivalents include cash on hand and demand deposits, less bank overdraft.

NATIONAL  CONSTRUCTION  GROUP  INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002
[All amounts in Canadian dollars, unless otherwise indicated]


2.     SIGNIFICANT  ACCOUNTING  POLICIES  [CONT'D]

REVENUE  RECOGNITION,  CONTRACTS  IN  PROGRESS  AND  CLAIMS

Revenues from construction contracts are recognized according to the percentage-of-completion method. The percentage of completion is generally determined on the basis of costs incurred to date in relation to total forecasted costs for the entire contract. Losses, if any, are charged in full to results of operations when they are anticipated. Revenues from service contracts are recognized as the services are rendered.

Estimated revenues from contracts include future revenues from claims when it is reasonably assured that such claims, resulting from work performed for customers in addition to the work contemplated in the original contracts, will result in additional revenues in an amount that can be reliably estimated.

Contracts in progress and claims are subject to many uncertainties and the outcome of negotiations is not predictable. It is probable that the recognized amount of contracts in progress and claims will differ from management's estimates and these differences could be material.

INVENTORIES

Inventories, consisting of parts and supplies for projects, are valued at the lower of cost, determined on the average cost basis, and replacement cost.

CAPITAL  ASSETS

Capital assets are recorded at cost and are amortized over their estimated useful lives as follows:

  Machinery  and  equipment
    Small  tools                          25%     diminishing  balance
    Portable                              25%     diminishing  balance
    Machinery                             20%     diminishing  balance
  Data  processing  equipment             20%     diminishing  balance
  Trucks,  trailers  and  automobiles     30%     diminishing  balance
  Furniture  and  fixtures                20%     diminishing  balance
  Leasehold  improvements     term  of  lease     straight-line

NATIONAL  CONSTRUCTION  GROUP  INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002
[All amounts in Canadian dollars, unless otherwise indicated]


2.     SIGNIFICANT  ACCOUNTING  POLICIES  [CONT'D]

GOODWILL

Goodwill is recorded at cost and is amortized on a straight-line basis over a ten-year period. The Company evaluates the carrying value of goodwill each year to determine if there has been a decline in value based on estimates of current and expected undiscounted cash flows from operations of the underlying business, taking into consideration operating trends and other relevant factors.

During the year ended February 28, 2001, the Company wrote-off goodwill of $658,667 relating to one of its subsidiaries as a result of the departure of key employees.

FOREIGN  CURRENCY  TRANSLATION

Accounts and transactions of the Company denominated in foreign currencies are translated using the temporal method. Under this method, monetary balance sheet items are translated at the exchange rates in effect at year-end, while non-monetary items are translated at the historical rates of exchange. Revenues and expenses are translated at the rates of exchange on the transaction date or at the average exchange rates for the period. Gains or losses resulting from translation are included in the consolidated statement of operations and deficit.


2.     CHANGE  IN  ACCOUNTING  POLICY

On March 1, 2001, the Company adopted, retroactively without restatement of prior periods, the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under these recommendations, the liability method of tax allocation is used to account for income taxes. Future income tax assets and liabilities are determined based on timing differences between the financial reporting and tax bases of assets and liabilities, measured using the tax rates expected to be in effect in the year during which the differences are likely to reverse. Prior to February 28, 2001, the Corporation followed the deferred tax allocation method to account for income taxes. The cumulative effect of adopting the new recommendations was not significant.


2.      ACCOUNTS  RECEIVABLE

                                       2002        2001
                                         $           $
--------------------------------------------------------
Trade                             3,496,288   5,599,139
Allowance for doubtful accounts           -    (146,890)
Holdbacks                           453,104     238,239
Other receivables                    22,419      24,826
--------------------------------------------------------
                                  3,971,811   5,715,314
========================================================

NATIONAL  CONSTRUCTION  GROUP  INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002
[All amounts in Canadian dollars, unless otherwise indicated]



5.     CONTRACTS  IN  PROGRESS  AND  CLAIMS

                            FEBRUARY 28,     FEBRUARY 28,
2001
                                 $               $
---------------------------------------------------------

Contracts in progress       2,208,256        3,333,277
Claims                        645,219          728,906
---------------------------------------------------------
                            2,853,475        4,062,183
=========================================================



6.     CAPITAL  ASSETS

                                              ACCUMULATED   NET BOOK
                                      COST    DEPRECIATION    VALUE
                                       $           $           $
---------------------------------------------------------------------
FEBRUARY 28, 2002
Machinery and equipment:
Stationary                           160,962     145,558      15,404
Portable                           1,434,839   1,250,003     184,836
Small tools                        2,620,237   2,230,311     389,926
Furniture and fixtures               463,148     399,910      63,238
Trucks, trailers and automobiles     392,171     350,155      42,016
Data processing equipment            698,667     456,680     241,987
Leasehold improvements               403,759      53,704     350,055
---------------------------------------------------------------------
                                   6,173,783   4,886,321   1,287,462
=====================================================================

FEBRUARY 28, 2001
Machinery and equipment:
Stationary                           160,962     141,706      19,256
Portable                           1,427,461   1,189,621     237,840
Small tools                        2,456,584   2,014,121     442,463
Furniture and fixtures               441,899     386,756      55,143
Trucks, trailers and automobiles     460,398     386,951      73,447
Data processing equipment            652,102     402,004     250,098
Leasehold improvements               434,994     386,382      48,612
---------------------------------------------------------------------
                                   6,034,400   4,907,541   1,126,859
=====================================================================

NATIONAL  CONSTRUCTION  GROUP  INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002
[All amounts in Canadian dollars, unless otherwise indicated]

7.     BANK  LOAN  AND  CREDIT  FACILITIES

On February 28, 2002, the Company had an authorized operating line of credit of up to $3,500,000, based on a minimum required adjusted shareholders' equity, bearing interest at the prime rate plus 2% [see note 21[ii]].

The banking agreement also requires a minimum monthly working capital and a minimum monthly-adjusted equity of $3,100,000, which if not met, may require additional contributions from the shareholders on a quarterly basis. As at February 28, 2002, the Company was in default of the working capital and adjusted equity requirements.

On March 4, 2002, the bank provided a conditional forbearance agreement for the defaults by National under the equity base, working capital and borrowing base requirements under the terms of the credit facilities since March 2001 up to the date of a capital injection of at least $3,000,000, conditional upon such capital injection being made no later than April 30, 2002 and upon obtaining third party confirmation of the Company's consolidated equity base following the capital injection. The credit facility which was renewable on June 30, 2002, was not renewed but was repaid by National [see note 2].

On April 19, 2002, in connection with the transaction referred to in note 21 [i], an injection of cash of approximately $3.6 million was made.

A general movable hypothec on inventories [$7,260,000], accounts receivable [$7,260,000] and movable assets [$7,260,000] has been granted with respect to this operating line of credit and the term loan [note 9].



8.     ACCOUNTS  PAYABLE  AND  ACCRUED  LIABILITIES


                                  2002        2001
                                   $           $
-----------------------------------------------------
Trade accounts payable          2,379,045   1,069,491
Accrued liabilities             1,991,277   2,185,081
Holdbacks on accounts payable           -     321,974
Income taxes payable               21,968      65,993
-----------------------------------------------------
                                4,392,290   3,642,539
=====================================================

NATIONAL  CONSTRUCTION  GROUP  INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002
[All amounts in Canadian dollars, unless otherwise indicated]

9.     LONG-TERM  DEBT

                                                                          2002      2001
                                                                            $         $
----------------------------------------------------------------------------------------
Term loan of $300,000, bearing interest at the prime rate plus 2%
[5.75% as at February 28, 2002 and 9.25% as at February 28, 2001]
payable in monthly instalments of $5,000 maturing in October
2004.                                                                  160,000   220,000

Obligations under capital leases, bearing interest at rates varying
between 5% and 9%, maturing up to 2006.                                 19,350    39,182
----------------------------------------------------------------------------------------
                                                                       179,350   259,182
Less:  Current portion                                                  62,851    81,317
----------------------------------------------------------------------------------------
                                                                       116,499   177,865
========================================================================================

The minimum instalments payable for the next four years are as follows:

                                                                       CAPITAL      TERM
                                                                        LEASE       LOAN
                                                                          $           $
----------------------------------------------------------------------------------------
2003                                                                    4,194     60,000
2004                                                                    4,194     60,000
2005                                                                    4,194     40,000
2006                                                                    9,806          -
----------------------------------------------------------------------------------------
                                                                       22,388    160,000
Less:  Amount representing interest                                     3,038          -
                                                                       19,350    160,000

NATIONAL  CONSTRUCTION  GROUP  INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002
[All amounts in Canadian dollars, unless otherwise indicated]

10.    SHARE  CAPITAL

AUTHORIZED

An  unlimited  number  of  common  shares.

An unlimited number of Series A special shares, non-voting, participating, ranked on parity with common shares. These shares are convertible on a one for one basis into common shares, at the holder's option.

ISSUED  AND  OUTSTANDING

                                   2002        2001
                                     $           $
---------------------------------------------------

4,210,526 Common shares       5,026,808   5,026,808
===================================================



11.    INCOME  TAXES

The income tax recovery reported differs from the amount of the tax recovery computed by applying statutory income tax rates to the loss before taxes. The reason for the differences and the related tax effects are as follows:


                                                              FEBRUARY 28    FEBRUARY 29  FEBRUARY 29
                                                                 2002          2001        2000
                                                                   $            $            $
-----------------------------------------------------------------------------------------------------
Income tax expense (benefit) based on the combined statutory
 income tax rate of 36.8% [38.0% in 2001 and 2000]             (1,127,132)   (787,068)    105,294
Increase (decrease) in taxes recoverable resulting from:
Non-deductible expenses and other differences                     227,773       7,176    (164,824)
Permanent difference due to goodwill                                    -     286,900      36,746
Loss related to joint ventures not recognized                     106,845      90,462           -
Impact of decrease in Federal tax rate                             55,346           -           -
Small business deduction                                                -           -     (63,000)
Valuation allowance                                               527,626           -           -
-----------------------------------------------------------------------------------------------------
INCOME TAX BENEFIT                                               (209,542)   (402,530)    (85,784)
=====================================================================================================

NATIONAL  CONSTRUCTION  GROUP  INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002
[All amounts in Canadian dollars, unless otherwise indicated]


11.     INCOME  TAXES  [CONT'D]

The tax effects of temporary differences and net operating losses that give rise to future income tax assets and liabilities are as follows:

                                                           FEBRUARY 28  FEBRUARY 28
                                                             2002          2001
                                                              $              $
------------------------------------------------------------------------------------
SHORT-TERM
Future income tax assets
   Net operating losses carried forward                     275,000        62,655
   Holdbacks payable                                              -       122,415
------------------------------------------------------------------------------------
                                                            275,000       185,070
------------------------------------------------------------------------------------
Future income tax liabilities
   Holdbacks receivable                                     159,311        91,405
   Contracts in progress and claims                          83,723       393,010
------------------------------------------------------------------------------------
                                                            243,034       484,415
------------------------------------------------------------------------------------
Valuation allowance                                          31,966             -
------------------------------------------------------------------------------------
TOTAL SHORT-TERM FUTURE INCOME TAX ASSET (LIABILITIES)            -      (299,345)
====================================================================================

LONG-TERM
Future income tax assets
   Net operating losses carried forward                     604,934             -
   Carrying values of capital assets below tax basis              -        93,539
   Other temporary differences                                    -        61,264
------------------------------------------------------------------------------------
                                                            604,934       154,803
------------------------------------------------------------------------------------
Future income tax liabilities
   Carrying values of capital assets in excess of tax basis  75,063             -
   Other temporary differences                               34,211             -
------------------------------------------------------------------------------------
                                                            109,274             -
------------------------------------------------------------------------------------
Valuation allowance                                         495,660             -
------------------------------------------------------------------------------------

TOTAL LONG-TERM FUTURE INCOME TAX ASSET (LIABILITIES)             -       154,803
====================================================================================

The Company has accumulated loss carry-forwards for Federal and Qu bec purposes, which are available to reduce future taxable income, the benefits of which have been partially recognized in these financial statements. These loss carry-forwards expire as follows:



                                                            FEDERAL       QUEBEC
                                                              $             $
---------------------------------------------------------------------------------
2004                                                              -       12,503
2005                                                        176,547      200,497
2009                                                      2,419,982    2,454,672
---------------------------------------------------------------------------------
                                                          2,596,529    2,667,672
=================================================================================

NATIONAL  CONSTRUCTION  GROUP  INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002
[All amounts in Canadian dollars, unless otherwise indicated]


12.    JOINT  VENTURES

The Company's proportionate share in the assets, liabilities, revenues, expenses and cash flows of joint ventures is summarized as follows:

                                          FEBRUARY 28,  FEBRUARY 28, FEBRUARY 29,
                                             2002          2001        2000
                                               $            $            $
----------------------------------------------------------------------------------

STATEMENTS OF INCOME (LOSS)
Revenues                                   9,533,559    2,013,496    5,884,076
Expenses                                   9,058,057    2,309,833    5,067,839
----------------------------------------------------------------------------------
NET INCOME (LOSS)                            475,502     (296,337)     816,237
==================================================================================

BALANCE SHEETS
------------------------------------------------------------------
CURRENT ASSETS                             1,372,646    1,448,157
Capital assets                                38,257       19,740
------------------------------------------------------------------
TOTAL ASSETS                               1,410,903    1,467,897
==================================================================
------------------------------------------------------------------
SHORT-TERM LIABILITIES                     1,601,942    1,340,392
Long-term debt                               321,964       17,865
Equity                                      (513,003)     109,640
------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY               1,410,903    1,467,897
==================================================================

STATEMENT OF CASH FLOWS
Operating activities                            (649)     202,905     (467,758)
Financing activities                            (891)      24,091            -
----------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS       (1,540)     226,996     (467,758)
==================================================================================

NATIONAL  CONSTRUCTION  GROUP  INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002
[All amounts in Canadian dollars, unless otherwise indicated]


13.    NOTE  DUE  TO  A  SHAREHOLDER

The note due to a 50% corporate shareholder bears interest at the prime rate plus 5% [8.75% as at February 28, 2002 and 12.25% as at February 28, 2001], is repayable annually in an amount equivalent to the Company's net consolidated income for the previous year, subject to meeting the bank credit covenants, and is collateralized by a charge against all the Company's assets, ranking after the collateral granted with respect to the credit facilities [see note 21 [iv]].


14.    RELATED  PARTY  TRANSACTIONS

A non-interest bearing advance to a related party of a 50% corporate shareholder, totalling $101,708 was forgiven and charged to income as an administrative expense during 2002.

The Company paid consulting fees totalling $60,000 to a director and shareholder of the Company.

The Company leases office space with a related party of a 50% corporate shareholder for an amount of $75,000 per year.


15.     FINANCIAL  INSTRUMENTS

CONCENTRATION  OF  CREDIT  RISK

The Company performs ongoing credit evaluations of customers and generally does not require collateral. Provisions have been set up for potential credit losses. As at February 28, 2002, approximately $4,251,103 of accounts receivable, contracts in progress and claims totaling $6,825,286 pertained to five customers with balances ranging from $361,000 and $1,864,000. As at February 28, 2001, there were accounts receivable, contracts in progress and claims totaling $9,777,497, of which approximately $7,336,000 pertained to six customers with balances ranging from $240,000 and $4,009,000.

FAIR  VALUE

Fair value estimates are made as of a specific point in time, using available information about the financial instruments. These estimates are subjective in nature and often cannot be determined with precision.

The fair value of cash and cash equivalents, trade and other receivables, other receivables, accounts payable, bank loan and bank overdraft approximate their carrying value due to the short-term maturity of these instruments.

The fair value of the note due to a shareholder cannot be determined since there is no fixed maturity date.

The fair value of the long-term debt approximates its carrying value due to the variable interest rate.

NATIONAL  CONSTRUCTION  GROUP  INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002
[All amounts in Canadian dollars, unless otherwise indicated]


16.    COMMITMENTS

The Company's commitments under operating leases relate to automobiles and offices. Annual payments under these leases for the next five years are approximately as follows: 2003 - $386,057; 2004 - $370,836; 2005 - $549,106;
2006  -  $154,614  and  2007  -  $20,833.



17.    CONTINGENCIES

In 1999, an insurance company filed an action in damages against several parties, including a subsidiary of the Company. Although the engineering firm responsible for the project absolved the Company of responsibility, the insurance company has not dropped its action. Management is of the opinion that they are not liable for this claim.

In the normal conduct of operations, there are other pending claims made by and against the Company. Litigation is subject to many uncertainties and the outcome of individual matters is not predictable. In the opinion of management, based on the advice and information provided by its legal counsel, final determination of these claims will not materially affect the Company's consolidated position or results of operations.



18.     SUPPLEMENTAL  CASH  FLOW  INFORMATION

Changes  on  non-cash  operating  working  capital  items:

                                                            FEBRUARY 28,  FEBRUARY 28, FEBRUARY 29,
                                                               2002          2001        2000
                                                                 $            $            $
--------------------------------------------------------------------------------------------------
Trade and other receivables                                 1,739,808   13,229,902   (10,129,156)
Contracts in progress and claims                            1,208,708    1,871,153    (4,395,067)
Inventories                                                   713,383      158,562       205,872
Prepaid expenses                                               30,725      222,509      (140,196)
Trade accounts payable                                      1,309,554   (9,417,254)    6,749,795
Accrued and other liabilities                                (559,803)  (1,881,537)    2,855,139

Billings in excess of costs and estimated earnings on
  contracts in progress                                      (190,454)     (75,489)      118,836
--------------------------------------------------------------------------------------------------
                                                            4,251,921    4,107,846    (4,734,777)
==================================================================================================

NATIONAL  CONSTRUCTION  GROUP  INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002
[All amounts in Canadian dollars, unless otherwise indicated]


19.    ACCOUNTING  PRINCIPLES  GENERALLY  ACCEPTED  IN THE UNITED STATES ["U.S.
       GAAP"]

These financial statements were prepared in accordance with Canadian generally accepted accounting principles. No material adjustment to the Company's financial statements would be required to conform with United States generally accepted accounting principles and the accounting principles and practices required by the SEC. Under United States generally accepted accounting principles comprehensive income (loss) for the Company is equivalent to net income (loss).

Differences in reported amounts on consolidated statements of cash flows, are as follows:

                                             FEBRUARY 28,  FEBRUARY 28, FEBRUARY 29,
                                                2002          2001        2000
                                                  $            $            $
------------------------------------------------------------------------------------
Financing activities under Canadian GAAP     (1,391,032)  (1,765,513)  3,487,583
Increase (Repayment) of Bank overdraft          393,475   (1,247,941)  1,275,682
------------------------------------------------------------------------------------
Financing activities under U.S. GAAP           (997,557)  (3,013,454)  4,763,265
------------------------------------------------------------------------------------
Net change in cash and cash equivalent         (101,641)           -    (300,228)

CASH AND CASH EQUIVALENT, BEGINNING OF YEAR     574,005            -     300,228
------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENT, END OF YEAR           472,364            -           -
====================================================================================


20.    SEGMENT  DISCLOSURE

The Company offers its services in three separate reportable segments. Each reportable segment offers different services and is headed by a divisional manager.

The construction services division generally provides management and execution of construction projects under conventional contracts.

The turnkey and special project service division includes the installation of industrial plants on a turnkey and engineering-procurement-construction basis.

The plant maintenance services division provides upgrades and modification routine and breakdown maintenance, as well as plant or process shutdowns and outages.

The accounting policies of the segments are the same as those described in summary of Significant Account Policies. Management evaluates performance based on the gross profit basis. Intersegment services are accounted for at current market prices as if the services were provided to third parties.

NATIONAL  CONSTRUCTION  GROUP  INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002
[All amounts in Canadian dollars, unless otherwise indicated]

20.    SEGMENT  DISCLOSURE  [CONT'D]

The net assets related to a segment includes only the accounts receivables and contracts in progress and claims net of accounts payable, accrued liabilities and billings in excess of cost and estimated earnings on contract in progress.


                                                   TURNKEY SPECIAL
                                       CONSTRUCTION   PROJECT    MAINTENANCE     TOTAL
                                          $             $            $            $
2002
Revenues                               5,310,917     8,082,698   16,028,208   29,421,823
Cost of sales                          5,785,310     6,574,546   14,282,258   26,642,114
----------------------------------------------------------------------------------------
Gross profit                            (474,393)    1,508,152    1,745,950    2,779,709
----------------------------------------------------------------------------------------

Net segmented assets                   3,174,480       836,883    2,315,453    6,326,816
Assets not allocated to the segment                                            2,981,388
----------------------------------------------------------------------------------------
TOTAL ASSETS OF THE COMPANY                                                    9,308,204
----------------------------------------------------------------------------------------
2001
Revenues                              40,200,641     8,185,492   11,959,001   60,345,134
Cost of sales                         38,283,993     6,482,047   10,915,853   55,681,893
----------------------------------------------------------------------------------------
Gross profit                           1,916,648     1,703,445    1,043,148    4,663,241
----------------------------------------------------------------------------------------

Net segmented assets                   7,373,194       686,454    1,674,730    9,734,378
Assets not allocated to the segment                                            2,433,441
----------------------------------------------------------------------------------------
TOTAL ASSETS OF THE COMPANY                                                   12,167,819
========================================================================================

2000
Revenues                              45,568,866    10,676,446   29,226,068   85,471,380
Cost of sales                         44,163,481     8,848,522   27,081,027   80,093,030
----------------------------------------------------------------------------------------
Gross profit                           1,405,385     1,827,924    2,145,041    5,378,350
========================================================================================

The  revenues  of  the  corporation  are  almost  exclusively  earned in Canada.

NATIONAL  CONSTRUCTION  GROUP  INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002
[All amounts in Canadian dollars, unless otherwise indicated]

21.    SUBSEQUENT  EVENTS

[I]    REVERSE  TAKEOVER  TRANSACTION

On March 4, 2002, the Company filed an information circular with respect to a proposed reverse takeover transaction with BrandEra Inc. ["BrandEra"]. Under the proposed transaction, BrandEra would acquire all of the issued and outstanding common shares and special shares of the Company in exchange for $1.5 million and the issuance of 7,259,920 common shares of BrandEra. Standard Securities Capital Corporation would be paid a fiscal advisory fee of 167,808 special shares of the Company and 721,750 common shares of BrandEra with respect to the transaction.

The transaction was completed on April 19, 2002. Fees of $305,445 related to this transaction incurred as at February 28, 2002 were deferred as other assets by the Company and will be included in the purchase price.

The acquisition will be accounted for by the purchase method with the Company being identified as the acquirer. As a result, the acquisition will be accounted for as a reverse takeover of BrandEra by the Company. Accordingly, the financial statements after the transaction will represent a continuation of the Company. For purposes of acquisition, the estimated fair value of the consideration given by the Company to acquire BrandEra is $3,750,000. This purchase price, including transaction costs [see [a] below], has been allocated to BrandEra's net assets acquired at their book value, except for BrandEra's net assets subject to the BrandEra Asset Put Agreement [see [b] below] which have been recorded at their net realizable value and deferred organization costs, representing the estimated fair value of BrandEra's public company listing, which have been recorded at $100,000.

The purchase price is preliminary and is based on the unaudited interim consolidated balance sheet of BrandEra as at April 19, 2002.

NATIONAL  CONSTRUCTION  GROUP  INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002
[All amounts in Canadian dollars, unless otherwise indicated]

21.    SUBSEQUENT  EVENTS  [CONT'D]

PRELIMINARY  SUMMARY  OF  THE  ACQUISITION

                                                  $
--------------------------------------------------------
Net assets acquired at allocated value
Current assets, net of transaction costs [a]   3,550,000
Other assets                                     100,000
--------------------------------------------------------
Net assets acquired                            3,650,000
========================================================

Consideration
Share capital [c]                              3,650,000
--------------------------------------------------------



[a] Legal and other transaction costs associated with the proposed acquisition and other transactions will be settled in cash of approximately $450,000 and by the issuance of 167,808 Special Shares of the Company and 721,750 common shares of BrandEra.

[b] Pursuant to a Put Agreement entered into by BrandEra and an unrelated corporation, BrandEra had the option to dispose of the BrandEra Assets for proceeds of $1,500,000, which option was exercised on April 22, 2002.

[c] The authorized share capital will reflect that of BrandEra, whereas the stated value of the share capital will be that of the Company.

[II]   CREDIT  FACILITY

On November 9, 2001, the Company extended the maturity of its operating credit facility to June 30, 2002. The maximum amount of the extended credit facility was reduced from $7.0 million to $3.5 million. Borrowings under the extended credit facility were subject to the maintenance of specified financial ratios.
As at February 28, 2002, the Company had defaulted under its working capital, adjusted equity and borrowing base requirements. In the context of the Company's offer to proceed with the reverse take-over of Brandera Inc. [see note 21 [i]], the Company obtained, on March 4, 2002, appropriate waivers from its secured lender covering existing defaults as well as a forebearance agreement with respect to additional events of default up to the earlier of the date of a capital injection of at least $3.0 million or April 30, 2002 and conditional upon obtaining third party confirmation of that the Company's consolidated equity base was at least $4.9 million following the capital injection.

NATIONAL  CONSTRUCTION  GROUP  INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2002
[All amounts in Canadian dollars, unless otherwise indicated]

21.    SUBSEQUENT  EVENTS  [CONT'D]

[II]   CREDIT  FACILITY  [CONT'D]

The reverse take-over transaction closed on April 19, 2002 and a capital injection of approximately $3.6 million was made. The proceeds were used primarily to fund the Company's work-in-progress and receivables for a significant contract. The above-mentioned third party confirmation of the Company's consolidated equity base, however, was not provided to the secured lender. Subsequent to April 19, 2002, the Company did not meet its continuing borrowing base requirements. No appropriate waivers were obtained and the secured lender did not renew the credit facility on June 30, 2002. Borrowings under the credit facility have since been repaid from working capital, preventing the Company from making timely remittances of payroll deductions, commodity taxes and dues to the Qu bec Construction Commission, ["Q.C.C."], representing unionized workers, totalling approximately $4.0 million including interest and penalties.

The Company has since entered into an arrangement with the appropriate government authorities allowing for the repayment of $2.8 million of such arreared amount by making scheduled payments over a four-month period beginning October 2002. The government authorities have agreed to these repayment terms provided that the Company otherwise remains current in their remittances.

The amount due to the Q.C.C. was paid on October 11, 2002, however, a payment of $950,000 due on October 15, 2002 was not made. The Q.C.C. has agreed to the Company repaying the outstanding amount over a period from October 22, 2002 to November 30, 2002.

On September 27, 2002, the Company signed a credit facility in the amount of $2 million with Standard Mercantile Bancorp, Limited Partnership ["Bancorp"]. The new credit facility is committed until September 26, 2003, and is collateralized by a charge on all of the Company's assets. The agreement contains no financial ratio covenants or other financial requirements other than a requirement to remain solvent. The credit facility bears interest at the prime rate plus 8%.

[III]  JOINT  VENTURE

On September 26, 2002, the Company sold its interest in National SNC-Lavalin Constructions Inc., a joint venture, to the other venture for a cash consideration $400,000.

[IV]   NOTE  DUE  TO  A  SHAREHOLDER

Subsequent to year-end, the Company defaulted on interest payments with respect to a note due to a shareholder [see note 13]. On October 15, 2002, the shareholder has waived any current defaults by the Company.

CONSOLIDATED  FINANCIAL  STATEMENTS

NATIONAL  CONSTRUCTION  INC.

FOR  THE  SIX  MONTH  PERIOD  ENDED
August  31,  2002

(Expressed  in  Canadian  dollars)
(Unaudited)

NATIONAL  CONSTRUCTION  INC.


                           CONSOLIDATED BALANCE SHEETS
                               (CANADIAN DOLLARS)
                                    UNAUDITED

As  at


                                                                            AUGUST  31,  FEBRUARY  28,
                                                                               2002           2002
                                                                                 $             $
-----------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash                                                                            472,364
Accounts receivable                                                           5,426,217     3,971,811
Contracts in progress and claims                                             11,129,124     2,853,475
Inventories                                                                     274,274       279,534
Prepaid expenses                                                                 88,778       118,113
Future income tax asset                                                         102,793
-----------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                         17,021,186     7,695,297
-----------------------------------------------------------------------------------------------------
Capital assets                                                                1,595,450     1,287,462
Other assets                                                                    220,000       325,445
-----------------------------------------------------------------------------------------------------
                                                                             18,836,636     9,308,204
=====================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdraft                                                                  441,611       995,221
Bank loan                                                                     1,050,100     2,280,500
Accounts payable and accrued liabilities                                     12,659,582     4,392,290

Billings in excess of cost and estimated earnings on contracts in progress       59,000       241,500
Current portion of long-term debt                                                62,917        62,851
-----------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                    14,273,210     7,972,362
-----------------------------------------------------------------------------------------------------
Note due to a shareholder                                                     1,580,131     1,580,131
Long-term debt                                                                   85,655       116,499
-----------------------------------------------------------------------------------------------------
                                                                             15,938,996     9,668,992
-----------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital                                                                 8,658,874     5,026,808
Deficit                                                                      (5,761,234)   (5,387,596)
-----------------------------------------------------------------------------------------------------
                                                                              2,897,640      (360,788)
-----------------------------------------------------------------------------------------------------
                                                                             18,836,636     9,308,204
-----------------------------------------------------------------------------------------------------

=====================================================================================================


NATIONAL  CONSTRUCTION  INC.


                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                                   AND DEFICIT
                               (CANADIAN DOLLARS)
                                    UNAUDITED


                                                 SIX MONTHS ENDED            THREE MONTHS ENDED
                                               AUGUST  31,   August  31,   AUGUST 31,    August 31,
                                                 2002           2001         2002           2001
                                                   $             $             $             $
---------------------------------------------------------------------------------------------------
REVENUES                                       33,346,673    13,633,351    20,706,829    7,241,473
Cost of sales                                  31,121,567    11,866,936    19,513,804     6,215,405
---------------------------------------------------------------------------------------------------
GROSS PROFIT                                    2,225,107     1,766,415     1,193,025     1,026,068
---------------------------------------------------------------------------------------------------

EXPENSES
Selling and administrative                      2,248,558     2,497,822     1,192,403     1,129,420
Interest on note due to a shareholder              71,340        90,435        48,082        44,103
Other interest and bank charges                   229,700       111,683       132,910        27,803
Amortization of capital assets                    151,940       123,562        74,347        36,340
---------------------------------------------------------------------------------------------------
                                                2,701,538     2,823,502     1,447,742     1,237,666
---------------------------------------------------------------------------------------------------
Income (loss) before income taxes                (476,431)   (1,057,087)     (254,717)     (211,598)
---------------------------------------------------------------------------------------------------
Income taxes (recovered)
    Future                                       (102,793)     (401,493)      (56,862)      (74,060)
---------------------------------------------------------------------------------------------------
                                                 (102,793)     (401,493)      (56,862)      (74,060)
---------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                (373,638)     (655,594)     (197,855)     (137,538)

Deficit, beginning of period                   (5,387,596)   (2,536,778)   (5,563,379)   (3,099,600)
---------------------------------------------------------------------------------------------------
DEFICIT AT THE END OF THE PERIOD               (5,761,234)   (3,192,372)   (5,761,231)   (3,237,138)
===================================================================================================

Basic and diluted earnings (loss) per share         (0.03)        (0.16)        (0.02)        (0.03)
===================================================================================================
Weighted average number of common shares       13,036,679     4,210,526    11,797,532     4,210,526
===================================================================================================

See accompanying notes

NATIONAL  CONSTRUCTION  INC.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (CANADIAN DOLLARS)
                                    UNAUDITED




                                                 SIX MONTHS ENDED            THREE MONTHS ENDED
                                               AUGUST  31,   August  31,   AUGUST 31,    August 31,
                                                 2002           2001         2002           2001
                                                   $             $             $             $
------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income for the period                              (373,638)     (655,594)   (197,855)    (92,772)
Items not affecting cash:
  Future income taxes                                  (102,793)     (401,493)    (56,862)    (74,060)
  Amortization of capital assets                        151,940       123,562      74,347      36,340
------------------------------------------------------------------------------------------------------
                                                       (324,491)     (933,525)   (180,370)   (130,492)

Net change in non-cash working capital balances      (1,610,668)    3,898,913     624,463     194,312
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                 (1,935,159)    2,965,388     444,093      63,820
------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to capital assets                            (459,928)     (326,271)   (211,195)    (99,936)
Other assets                                            105,445
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES                   (354,483)     (326,271)   (211,195)    (99,936)
------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Bank loan                                            (1,230,400)   (1,861,700)    102,500     830,000
Share capital                                         3,632,066
Repayment of long-term debt                             (30,000)      (50,240)    (15,000)    (35,240)
Repayment of obligations under capital lease               (778)        2,266
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES                  2,370,888    (1,911,940)     87,500     797,026
------------------------------------------------------------------------------------------------------


NET CHANGE IN CASH AND CASH EQUIVALENTS                  81,246       727,177     320,398     760,910

CASH AND CASH EQUIVALENTS, beginning of the period     (522,857)      (27,741)   (762,009)    (61,474)
------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF THE PERIOD           (441,611)      699,436    (441,611)    699,436
======================================================================================================

SUPPLEMENTAL INFORMATION
Income taxes paid                                           568                       568         ---
Interest paid                                           277,040       202,118     156,992      71,906
------------------------------------------------------------------------------------------------------

See accompanying notes

NATIONAL  CONSTRUCTION  INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (CANADIAN DOLLARS)
                                    UNAUDITED

August  31,  2002




1.     NATURE  OF  OPERATIONS  AND  BASIS  OF  PRESENTATION

National  Construction  Inc.  ["Company"]   provides  industrial  construction,
maintenance  and  project  management  services.

On April 19, 2002, the Company, formerly BrandEra Inc. ["BrandEra"] acquired all of the issued and outstanding common shares and special shares of National Construction Group Inc. ["National"] in exchange for $1.5 million and the issuance of 7,259,920 common shares of BrandEra ["the Acquisition"]. Standard Securities Capital Corporation was paid a fiscal advisory fee of 167,808 special shares of the Company and 721,750 commons shares of BrandEra with respect to the transaction. Fees related to this transaction were deducted against the assets acquired.

The Acquisition is accounted for by the purchase method with National being identified as the acquirer. As a result, the Acquisition is accounted for as a reverse takeover of BrandEra by National. Accordingly, the financial statements after the transaction represent a continuation of National. The authorized share capital reflects that of BrandEra, whereas the stated value of the share capital is that of National. For purposes of the Acquisition, the estimated fair value of the consideration given by National to acquire BrandEra is $3,632,066. This purchase price, including transaction costs [see [a] below], is allocated to BrandEra's net assets acquired at their book value, except for BrandEra's net assets which were subject to an Asset Put Agreement [see [b] below] which have been recorded at their net realizable value and deferred organization costs, representing the estimated fair value of BrandEra's public company listing, which have been recorded at $100,000.



SUMMARY  OF  THE  ACQUISITION
                                                                      $
-------------------------------------------------------------------------------

Net  assets  acquired  at  allocated  value
Current  assets,  net  of  transaction  costs  [a]                 3,532,066
Other  assets                                                    100,000
-------------------------------------------------------------------------------
Net  assets  acquired                                              3,632,066
===============================================================================

Consideration
Share  capital                                                     3,632,066
-------------------------------------------------------------------------------

[a] Legal and other transaction costs associated with the Acquisition and other transactions were settled in cash of approximately $467,934 and by the issuance of 167,808 Special Shares of National and 721,750 common shares of BrandEra

[b] Pursuant to a Put Agreement entered into by BrandEra and an unrelated corporation, BrandEra had the option to dispose of the BrandEra Assets for proceeds of $1,500,000, which option was exercised on April 22, 2002.

NATIONAL  CONSTRUCTION  INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (CANADIAN DOLLARS)
                                    UNAUDITED
August  31,  2002


On November 9, 2001, the Company extended the maturity of its operating credit facility to June 30, 2002. The maximum amount of the extended credit facility was $3.5 million. Borrowings under the extended credit facility were subject to the maintenance of specified financial ratios. As at June 30, 2002, the company did not meet its continuing borrowing base requirements. The secured lender did not renew the credit facility on June 30, 2002. Borrowings under the credit facility have since been repaid from working capital, preventing the Company from making timely remittances of payroll deductions, commodity taxes and dues to the Quebec Construction Commission ("Q.C.C.") totalling approximately $4.0 million including interest and penalties.

The company has since entered into an arrangement with the appropriate government authorities allowing for the repayment of the $2.8 million of such amounts by making payments over a four-month period beginning October 2002. The government authorities have agreed to these repayment terms provided the Company otherwise remains current in their remittances. As of October 15, 2002 an aggregate of $950,000 owing to the Q.C.C. is in default, the QCC has agreed to the company repaying the outstanding amount over the period October 21, 2002 to November 30, 2002.

On September 27, 2002 the Company entered into a loan agreement with Standard Mercantile Bancorp., Limited Partnership ("Bancorp") pursuant to which Bancorp agreed to lend the Company up to $2,000,000. The new loan is for a term expiring September 26, 2003. The new loan is secured by a general security agreement and a guarantees from certain shareholders of the Company. The new loan bears interest at prime rate of interest plus 8%.

As at October 15, 2002, the Company had approximately $3.0 million of items in dispute on one project which occurred over the last six months (the "Disputed Items"). Management believes it will be successful in resolving the items in dispute. The Company's liquidity and working capital has been severely affected by the disputed items.

The  Company's  ability  to  continue  as  a  going  concern  will  depend  on:

     the Company's ability to reduce its investment in working capital by approximately $ 2.0 million in the near term and to successfully resolve the $3.0 million of Disputed Items;

     the Company's ability to renew its current credit facility as needed or secure additional alternative financing on acceptable terms as and when needed to sustain operations and meet its obligations as they become due;

     the Company's ability to comply with terms of the repayment agreements reached with the governmental authorities with respect to late remittances of deductions at source and commodity taxes; and

     the Company's ability to obtain new business, including appropriate bonding, and return to profitability in the near future.

NATIONAL  CONSTRUCTION  INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (CANADIAN DOLLARS)
                                    UNAUDITED
August  31,  2002

The outcome of these matters cannot be predicted at this time. The consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities or to reported amounts of revenues and expenses that might be necessary should the Company be unable to continue as a going concern. Should the Company be unable to continue as a going concern, such adjustments could be significant.



2.     SIGNIFICANT  ACCOUNTING  POLICIES

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles which requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. The reported amounts and note disclosures are determined using management's best estimates based on the assumptions that reflect the most probable set of economic conditions and planned course of action. Actual results, however, could differ from these estimates and those differences could be material. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the accounting policies summarized below.

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, National Construction Group Inc., Entretien Industriel N-S Inc. and Auprocon Limited/Limit e as well as its interest in the assets, liabilities and results of operations of joint ventures under the proportionate consolidation method.

NATIONAL  CONSTRUCTION  INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (CANADIAN DOLLARS)
                                    UNAUDITED
August  31,  2002

2.     SIGNIFICANT  ACCOUNTING  POLICIES  [CONT'D]

CASH  AND  CASH  EQUIVALENTS

Cash and cash equivalents include cash on hand and demand deposits, less bank indebtedness.

REVENUE  RECOGNITION,  CONTRACTS  IN  PROGRESS  AND  CLAIMS

Revenues from construction contracts are recognized according to the percentage-of-completion method. The percentage of completion is generally determined on the basis of costs incurred to date in relation to total forecasted costs for the entire contract. Losses, if any, are charged in full to results of operations when they are anticipated. Revenues from service contracts are recognized as the services are rendered.

Estimated revenues from contracts include future revenues from claims when it is reasonably assured that such claims, resulting from work performed for customers in addition to the work contemplated in the original contracts, will result in additional revenues in an amount that can be reliably estimated.

Contracts in progress and claims are subject to many uncertainties and the outcome of negotiations is not predictable. It is probable that the recognized amount of contracts in progress and claims will differ from management's estimates and these differences could be material.

INVENTORIES

Inventories, consisting of parts and supplies for projects, are valued at the lower of cost, determined on the average cost basis, and replacement cost.

CAPITAL  ASSETS

Capital assets are recorded at cost and are amortized over their estimated useful lives as follows:

  Machinery  and  equipment
     Small  tools                          25%     diminishing  balance
     Portable                              25%     diminishing  balance
     Machinery                             20%     diminishing  balance
  Data  processing  equipment              20%     diminishing  balance
  Trucks,  trailers  and  automobiles      30%     diminishing  balance
  Furniture  and  fixtures                 20%     diminishing  balance
  Leasehold  improvements      term  of  lease     straight-line

NATIONAL  CONSTRUCTION  INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (CANADIAN DOLLARS)
                                    UNAUDITED
August  31,  2002

2.     SIGNIFICANT  ACCOUNTING  POLICIES  [CONT'D]

FOREIGN  CURRENCY  TRANSLATION

Accounts and transactions of the Company denominated in foreign currencies are translated using the temporal method. Under this method, monetary balance sheet items are translated at the exchange rates in effect at year-end, while non-monetary items are translated at the historical rates of exchange. Revenues and expenses are translated at the rates of exchange on the transaction date or at the average exchange rates for the period. Gains or losses resulting from translation are included in the consolidated statement of operations and deficit.

EARNING  (LOSS)  PER  SHARE

Basic and diluted earnings (loss) per share are calculated using the treasury stock method. Under the treasury stock method, the diluted weighted average number of shares outstanding is calculated as if all dilutive options had been exercised at later of the beginning of the reporting period or date of issuance, and the proceeds from the exercise of such dilutive options are used to repurchase common shares at the average market price for the period.

Basic and diluted earnings (loss) per share have been determined by dividing the consolidated net income (loss) for the year by the basic and diluted weighted average number of shares, respectively


3.     CHANGE  IN  ACCOUNTING  POLICY
On March 1, 2001, the Company adopted, retroactively without restatement of prior periods, the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under these recommendations, the liability method of tax allocation is used to account for income taxes. Future income tax assets and liabilities are determined based on timing differences between the financial reporting and tax bases of assets and liabilities, measured using the tax rates expected to be in effect in the year during which the differences are likely to reverse. Prior to February 28, 2001, the Corporation followed the deferred tax allocation method to account for income taxes. The cumulative effect of adopting the new recommendations was not significant.

NATIONAL  CONSTRUCTION  INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (CANADIAN DOLLARS)
                                    UNAUDITED
August  31,  2002


4.     ACCOUNTS  RECEIVABLE

                                                    AUGUST  31,     FEBRUARY  28,
                                                           2002             2002
                                                            $                 $
---------------------------------------------------------------------------------
Trade                                                 3,254,630        3,496,288
Holdbacks                                             2,070,854          453,104
Other receivables                                       100,733           22,419
---------------------------------------------------------------------------------
                                                      5,426,217        3,971,811
=================================================================================


5.     CONTRACTS  IN  PROGRESS  AND  CLAIMS

                                                    AUGUST  31,     FEBRUARY  28,
                                                           2002             2002
                                                            $                 $
---------------------------------------------------------------------------------
Contracts in progress                                10,483,905        2,208,256
Claims                                                  645,219          645,219
---------------------------------------------------------------------------------
                                                     11,129,124        2,853,475
=================================================================================




6.     CAPITAL  ASSETS


                                                                             ACCUMULATED  NET BOOK
                                                     COST                    DEPRECIATION   VALUE
                                                       $                         $             $
--------------------------------------------------------------------------------------------------
AUGUST 31, 2002
Machinery and equipment:
Stationary                                          178,197                   147,098      31,098
Portable                                          1,434,839                 1,273,108     161,731
Small tools                                       3,072,455                 2,302,605     769,850
Furniture and fixtures                              445,912                   404,682      41,230
Trucks, trailers and automobiles                    410,889                   355,493      55,396
Data processing equipment                           706,452                   481,268     225,184
Leasehold improvements                              403,758                    92,797     310,961
--------------------------------------------------------------------------------------------------
                                                  6,652,501                 5,057,051   1,595,450
==================================================================================================

NATIONAL  CONSTRUCTION  INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (CANADIAN DOLLARS)
                                    UNAUDITED
August  31,  2002



6.     CAPITAL ASSETS [CONT'D]
                                                                             ACCUMULATED  NET BOOK
                                                     COST                    DEPRECIATION   VALUE
                                                       $                         $             $
--------------------------------------------------------------------------------------------------
FEBRUARY 28, 2002
Machinery and equipment:
Stationary                                          160,962                   145,558      15,404
Portable                                          1,434,839                 1,250,003     184,836
Small tools                                       2,620,237                 2,230,311     389,926
Furniture and fixtures                              463,148                   399,910      63,238
Trucks, trailers and automobiles                    392,171                   350,155      42,016
Data processing equipment                           698,667                   456,680     241,987
Leasehold improvements                              403,759                    53,704     350,055
--------------------------------------------------------------------------------------------------
                                                  6,173,783                 4,886,321   1,287,462
==================================================================================================

7.     BANK  LOAN  AND  CREDIT  FACILITY

The company had an authorized line of credit up to $3,5 million based on a minimum required shareholders' equity, bearing interest at the prime rate plus 2%.

A general movable hypothec on inventories, accounts receivable and movable assets in the amount of $7,260,000 was granted with respect to the operating line of credit and term loan (note 18).

The company did not meet its continuing borrowing base requirements. The secured lender did not renew the credit facility on June 30, 2002. The credit facility has been repaid and replacement financing obtained (see note 18).



8.     ACCOUNTS  PAYABLE  AND  ACCRUED  LIABILITIES

                                                    AUGUST  31,     FEBRUARY  28,
                                                           2002             2002
                                                            $                 $
---------------------------------------------------------------------------------
Accounts payable and accrued liabilities             12,659,582        4,370,322
Income taxes payable                                        ---           21,968
---------------------------------------------------------------------------------
                                                     12,659,582        4,392,290
=================================================================================

NATIONAL  CONSTRUCTION  INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (CANADIAN DOLLARS)
                                    UNAUDITED
August  31,  2002



9.     LONG-TERM  DEBT

                                                             AUGUST  31,     FEBRUARY  28,
                                                                   2002             2002
                                                                     $                 $
------------------------------------------------------------------------------------------
Term loan of $300,000, bearing interest at the prime rate
plus 2% [6.50% as at August 31, 2002 and 5,75% as at
February 28, 2002] payable in monthly instalments of
5,000 maturing in October 2004.                               130,000             160,000

Obligations under capital leases, bearing interest at rates
varying between 5% and 9%, maturing up to 2006.                18,571              19,350
------------------------------------------------------------------------------------------
                                                              148,572             179,350
Less:  current portion                                         62,917              62,851
------------------------------------------------------------------------------------------
                                                               85,655             116,499
==========================================================================================

The  minimum  instalments  payable  for  the  next  five  years  are as follows:


                                                              CAPITAL              TERM
                                                                LEASE              LOAN
                                                                   $                 $
-----------------------------------------------------------------------------------------
2003                                                            4,488            60,000
2004                                                            4,488            60,000
2005                                                            4,488            10,000
2006                                                            9,281              ----
-----------------------------------------------------------------------------------------
                                                               22,745           130,000
Less:  amount representing interest                             4,174                 -
-----------------------------------------------------------------------------------------
                                                               18,571           130,000
=========================================================================================

NATIONAL  CONSTRUCTION  INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (CANADIAN DOLLARS)
                                    UNAUDITED
August  31,  2002

10.    SHARE  CAPITAL

AUTHORIZED

An  unlimited  number  of  common  shares.

The continuity of the Company's common share capital after giving effect to the Acquisition and other transactions described in note 1 above is set out below:


                                                            NUMBER  OF
                                                              SHARES
----------------------------------------------------------------------
Number of common shares of the Company issued and
  outstanding as at October 31, 2001                         3,783,304
Common shares of the Company issued on February 18, 2002
  under a private placement                                  2,611,545
Common shares of the Company issued on April 19, 2002
  under a private placement                                  1,138,455
======================================================================
NUMBER OF COMMON SHARES OF THE COMPANY ISSUED AND
OUTSTANDING BEFORE GIVING EFFECT TO THE ACQUISITION          7,533,304
======================================================================
Common shares of the Company issued pursuant to the
  Acquisition                                                7,259,920
Common shares of the Company issued to Standard Securities     721,750
======================================================================
NUMBER OF COMMON SHARES OF THE COMPANY ISSUED AND
OUTSTANDING AFTER GIVING EFFECT TO THE ACQUISITION          15,514,974
======================================================================

                                                              AMOUNT
                                                                $
----------------------------------------------------------------------
STATED VALUE OF NATIONAL'S COMMON SHARE CAPITAL
  AS AT FEBRUARY  28, 2002 AND BEFORE GIVING EFFECT
  TO THE ACQUISITION                                         5,026,808
Purchase price, net of cash transaction costs                3,632,066
----------------------------------------------------------------------
STATED VALUE OF NATIONAL'S COMMON SHARES AFTER GIVING
  EFFECT TO THE  ACQUISITION                                 8,658,874
======================================================================

NATIONAL  CONSTRUCTION  INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (CANADIAN DOLLARS)
                                    UNAUDITED
August  31,  2002

10.     SHARE  CAPITAL  [CONT'D]

SHARE  OPTION  PLAN

The Company has adopted a share option plan (the "Plan") to enable directors, officers, employees and consultants of the Company to purchase Common Shares. An option granted under the plan may be exercised 25% at the date of grant and 25% after each subsequent 6 month period, resulting in full vesting after 18 months, or until expiry up to a maximum of five years or termination of employment. The Plan provides that the number of common shares reserved for issuance upon the exercise of options granted thereunder shall not exceed 2,300,000 common shares.

                             Number    Exercise Price       Expiry Date
                             ------   ---------------       -----------
Balance as at May 31, 2002  1,696,600  $.63- $15.75     December 13, 2004
                                                        to May 31, 2007





As at August 31, 2002, options entitling their holders to purchase 394,100 common shares of the Company were outstanding. These options are fully exercisable and expire December 31, 2003.
The Company also has warrants outstanding which are exercisable into 724,555 common shares.

NATIONAL  CONSTRUCTION  INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (CANADIAN DOLLARS)
                                    UNAUDITED
August  31,  2002



11.    JOINT  VENTURES

The Company's proportionate share in the assets, liabilities, revenues, expenses and cash flows of joint ventures is summarized as follows:


                               AUGUST 31, FEBRUARY  28,
                                  2002       2002
                                    $            $
-------------------------------------------------------
STATEMENT OF INCOME
Revenues                       3,831,435    9,533,559
Expenses                       3,859,588    9,058,057
-------------------------------------------------------
NET INCOME                       (28,153)     475,502
=======================================================

BALANCE SHEET
Cash                             457,006
Accounts receivable              205,509      688,768
Contract in progress             220,656
Other currents assets             29,233        6,216
Capital assets                    50,387       38,257
-------------------------------------------------------
TOTAL ASSETS                     285,128    1,410,903
=======================================================

Accounts payable               1,137,745    1,349,091
Other liabilities                574,815
Equity                          (852,617     (513,003)
-------------------------------------------------------
TOTAL LIABILITIES AND EQUITY     285,128    1,410,903
=======================================================

STATEMENT OF CASH FLOWS
Operating activities              12,130         (649)
Financing activities             (12,130)        (891)
-------------------------------------------------------
NET CHANGE IN CASH                   ---       (1,540)
=======================================================

NATIONAL  CONSTRUCTION  INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (CANADIAN DOLLARS)
                                    UNAUDITED
August  31,  2002


12.    NOTE  DUE  TO  SHAREHOLDER

The note due to a principle corporate shareholder bears interest at the prime rate plus 5% [9.5% as at August 31, 2002 and 8,75% as at February 28, 2002], is repayable annually in an amount equivalent to the Company's net consolidated income for the previous year, subject to meeting the bank credit covenants, and is collateralized by a charge against all the Company's assets, ranking after the collateral granted with respect to the credit facilities.


13.    FINANCIAL  INSTRUMENTS

CONCENTRATION  OF  CREDIT  RISK

As at August 31, 2002, approximately $15,277,000 of accounts receivable, contracts in progress and claims totaling $16,503,688 pertained to six customers with balances ranging from $483,000 and $9,005,000. As at February 28, 2002, there were accounts receivable, contract in progress and claim totaling $6,825,286, of which approximately $4,251,103 pertained to five customers with a balances ranging from $361,000 and $1,864,000.

FAIR  VALUE

Fair value estimates are made as of a specific point in time, using available information about the financial instruments. These estimates are subjective in nature and often cannot be determined with precision.

The fair value of cash and cash equivalents, trade and other receivables, other receivables, accounts payable, bank loan and bank overdraft approximate their carrying value due to the short-term maturity of these instruments.

The fair value of the note due to a shareholder cannot be determined since there is no fixed maturity date.

NATIONAL  CONSTRUCTION  INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (CANADIAN DOLLARS)
                                    UNAUDITED
August  31,  2002


14.    SUPPLEMENTAL  CASH  FLOW  INFORMATION

Changes  on  non-cash  operating  working  capital  items:



                                                                                  SIX MONTHS ENDED        THREE MONTHS ENDED
                                                                              AUGUST 31,   AUGUST 31,    AUGUST 31,    AUGUST 31,
                                                                                2002          2001          2002          2001
                                                                                  $             $             $             $
----------------------------------------------------------------------------------------------------------------------------------

Trade and other receivables                                                   (1,454,406)    2,762,201      (610,306)   1,686,851
Contracts in progress and claims                                              (8,275,649)     3134,720    (6,237,493)    (980,727)
Inventories                                                                        5,260       155,569           998       33,587
Prepaid expenses                                                                  29,335        (5,483)       (6,133)     (79,099)
Accounts payable and accrued liabilities                                       8,267,292    (2,007,656)    7,765,354     (757,816)
Billings in excess of costs and estimated earnings on
  contracts in progress                                                         (182,500)     (140,438)     (288,047)     291,516
----------------------------------------------------------------------------------------------------------------------------------
                                                                              (1,610,668)    3,898,913       624,373      194,312
==================================================================================================================================

15.    SEGMENTED  DISCLOSURE

The Company offers its services in three separate reportable segments. Each reportable segment offers different services and is headed by a divisional manager.

The construction services division generally provides management and execution of construction projects under conventional contracts.

The turnkey and special project service division includes the installation of industrial plants on a turnkey and engineering-procurement-construction basis.

The plant maintenance services division provides upgrades and modification routine and breakdown maintenance, as well as plant or process shutdowns and outages.

The accounting policies of the segments are the same as those described in summary of Significant Account Policies. Management evaluates performance based on the gross profit basis. Intersegment services are accounted for at current market prices as if the services were provided to third parties.

The net assets related to a segment includes only the accounts receivables and contracts in progress and claims net of accounts payable, accrued liabilities and billings in excess of cost and estimated earnings on contract in progress.

NATIONAL  CONSTRUCTION  INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (CANADIAN DOLLARS)
                                    UNAUDITED
August  31,  2002


15.    SEGMENTED  DISCLOSURE  CONT'D]

                                                         TURNKEY
SIX  MONTHS  ENDED                                       SPECIAL
AUGUST  31,                            CONSTRUCTION      PROJECT     MAINTENANCE     TOTAL
2002                                         $              $              $            $
-------------------------------------------------------------------------------------------
Revenues                                 24,457,361      348,311     8,541,001  33,346,673
Cost of sales                            23,187,490      321,461     7,612,615  31,121,566
-------------------------------------------------------------------------------------------
Gross profit                              1,269,871       26,850       928,386   2,225,107
-------------------------------------------------------------------------------------------

Net segmented assets                     14,396,643      174,866     1,848,800  16,420,309
Assets not allocated to the segment                                              2,416,327
-------------------------------------------------------------------------------------------
TOTAL ASSETS OF THE COMPANY                                                     18,836,636
===========================================================================================


                                                         TURNKEY
SIX  MONTHS  ENDED                                       SPECIAL
AUGUST  31,                            CONSTRUCTION      PROJECT     MAINTENANCE     TOTAL
2002                                         $              $              $            $
-------------------------------------------------------------------------------------------

Revenues                                    642,470    4,545,980     8,444,901  13,633,351
Cost of sales                               519,893    3,693,330     7,653,713  11,866,936
-------------------------------------------------------------------------------------------
Gross profit                                122,577      852,650       791,188   1,766,415
-------------------------------------------------------------------------------------------

Net segmented assets                      1,205,430    1,458,004       468,783   3,132,217
Assets not allocated to the segment                                              4,147,691
TOTAL ASSETS OF THE COMPANY                                                      7,279,908
===========================================================================================

NATIONAL  CONSTRUCTION  INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (CANADIAN DOLLARS)
                                    UNAUDITED
August  31,  2002

15.    SEGMENTED  DISCLOSURE  [CONT'D]

                                                         TURNKEY
SIX  MONTHS  ENDED                                       SPECIAL
AUGUST  31,                            CONSTRUCTION      PROJECT     MAINTENANCE     TOTAL
2002                                         $              $              $            $
-------------------------------------------------------------------------------------------

Revenues                                 17,312,832       54,828     3,339,169  20,706,829
-------------------------------------------------------------------------------------------
Cost of sales                            16,525,720       49,303     2,938,780  19,513,803
-------------------------------------------------------------------------------------------
Gross profit                                787,112        5,525       400,389   1,193,026


Net segmented assets                     14,396,643      174,866     1,848,800  16,420,309
Assets not allocated to the segment                                              2,416,327
TOTAL ASSETS OF THE COMPANY                                                     18,836,636
===========================================================================================




                                                         TURNKEY
SIX  MONTHS  ENDED                                       SPECIAL
AUGUST  31,                            CONSTRUCTION      PROJECT     MAINTENANCE     TOTAL
2002                                         $              $              $            $
-------------------------------------------------------------------------------------------

Revenues                                    278,991    3,457,782     3,504,700  7,241,473
Cost of sales                               250,359    2,847,346     3,117,700  6,215,405
-------------------------------------------------------------------------------------------
Gross profit                                 28,632      610,436       387,000  1,026,068
-------------------------------------------------------------------------------------------

Net segmented assets                            1,205,430  1,458,004    468,783  3,132,217
Assets not allocated to the segment                                              4,147,691
TOTAL ASSETS OF THE COMPANY                                                      7,279,908
===========================================================================================

NATIONAL  CONSTRUCTION  INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (CANADIAN DOLLARS)
                                    UNAUDITED
August  31,  2002




16.    ACCOUNTING  PRINCIPLES  GENERALLY  ACCEPTED  IN THE UNITED STATES ["U.S.
       GAAP"]

These financial statements were prepared in accordance with Canadian generally accepted accounting principles. No material adjustment to the Company's financial statements would be required to conform with United States generally accepted accounting principles and the accounting principles and practices required by the SEC. No accounting differences will give rise to comprehensive income under United States generally accepted accounting principles.



17.    COMPARATIVE  FIGURES

Certain comparative figures were restated to conform to the presentation adopted in the current year.


18.    SUBSEQUENT  EVENTS

Sale  of  Joint  Venture
On September 24, 2002 the company sold its 50% interest in National SNS-Lavalin Constructors Inc. for an aggregate price of $400,000. A loss before income taxes of approximately $650,000 (after income taxes of approximately of $400,000) was realized on the disposition.

Credit  facility
On September 27, 2002 the company signed a new credit facility in the amount of $2.0 million. The facility is committed until September 26, 2003 and is secured by a general security agreement and guaranteed by certain shareholder of the company. The credit facility bears interest at the prime rate plus 8%. The initial draw down amount was $300,000. On October 25, 2002 the credit facility was increased to $2.0 million
 On  October  10, 2002 the company repaid the outstanding term loan of $125,000.